UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Emulex Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

292475209
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 13, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,149,010*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,149,010*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,149,010*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON CO

____________________
* Includes 143,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 927,404*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 927,404*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 927,404*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 31,200 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,140*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,140*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,140*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,140*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,140*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,140*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,140*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,140*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,140*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 21,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,250,000*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 7,250,000*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

____________________
* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,250,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,250,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,250,000*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,250,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,250,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 250,000 Shares underlying call options.

CUSIP NO. 292475209

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard LLC, Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 4,006,010 Shares beneficially owned by Starboard V&O Fund is approximately $26,076,452, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 143,000 Shares owned beneficially by Starboard V&O Fund is approximately $161,590, excluding brokerage commissions. The aggregate purchase price of the 896,204 Shares beneficially owned by Starboard LLC is approximately $5,851,475, excluding brokerage commissions.  The aggregate purchase price of the call options exercisable into 31,200 Shares owned beneficially by Starboard LLC is approximately $35,256, excluding brokerage commissions. The aggregate purchase price of the 579,140 Shares beneficially owned by Starboard C LP is approximately $3,774,422, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 21,000 Shares owned beneficially by Starboard C LP is approximately $23,730, excluding brokerage commissions. The aggregate purchase price of the 1,518,646 Shares held in the Starboard Value LP Account is approximately $9,894,938, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 54,800 Shares owned beneficially by the Starboard Value LP Account is approximately $61,924, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 16, 2013, Starboard Value LP (“Starboard”) delivered a letter to the Issuer’s President and CEO, Jeffrey W. Benck, and the Issuer’s Board of Directors (the “Board”). In the letter, Starboard expressed that based on its extensive research and analysis, the Issuer is extremely undervalued and that clear opportunities exist within the control of management and the Board to unlock significant shareholder value.  Starboard also outlined in the letter its thoughts and concerns about the Issuer’s past underperformance, as well as Starboard’s views on the steps required to unlock value for the benefit of all shareholders of the Issuer. The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 91,406,722 Shares outstanding, as of August 20, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on August 29, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on September 13, 2013, Starboard V&O Fund beneficially owned 4,149,010 Shares, including 143,000 Shares underlying call options.

Percentage: Approximately 4.5%

(b)	1. Sole power to vote or direct vote: 4,149,010
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,149,010
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 292475209

B.	Starboard LLC

(a)	As of the close of business on September 13, 2013, Starboard LLC beneficially owned 927,404 Shares, including 31,200 Shares underlying call options.

Percentage: 1.0%

(b)	1. Sole power to vote or direct vote: 927,404
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 927,404
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on September 13, 2013, Starboard C LP beneficially owned 600,140 Shares, including 21,000 Shares underlying call options.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 600,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,140
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard R LP

(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 600,140 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 600,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,140
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R LP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 292475209

E.	Starboard R GP

(a)	Starboard R GP, as the general partner of Starboard R LP, may be deemed the beneficial owner of the 600,140 shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 600,140
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,140
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard R GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Starboard Value LP

(a)
As of the close of business on September 13, 2013, 1,573,446 Shares were held in the Starboard Value LP Account, including 54,800 Shares underlying call options.  Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 4,149,010 Shares owned by Starboard V&O Fund, (ii) 927,404 Shares owned by Starboard LLC, (iii) 600,140 Shares owned by Starboard C LP, and (iv) 1,573,446 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 7,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 4,149,010 Shares owned by Starboard V&O Fund, (ii) 927,404 Shares owned by Starboard LLC, (iii) 600,140 Shares owned by Starboard C LP and (iv) 1,573,446 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 7,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 292475209

H.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 4,149,010  Shares owned by Starboard V&O Fund, (ii) 927,404 Shares owned by Starboard LLC, (iii) 600,140 Shares owned by Starboard C LP and (iv) 1,573,446 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 7,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

I.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 4,149,010 Shares owned by Starboard V&O Fund, (ii) 927,404 Shares owned by Starboard LLC, (iii) 600,140 Shares owned by Starboard C LP and (iv) 1,573,446 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 7,250,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 7,250,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

J.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 4,149,010 Shares owned by Starboard V&O Fund, (ii) 927,404 Shares owned by Starboard LLC, (iii) 600,140 Shares owned by Starboard C LP and (iv) 1,573,446 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,250,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,250,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Letter to the President and CEO and Board of Directors of Emulex Corporation, dated September 16, 2013.

CUSIP NO. 292475209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP
       its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
       its general partner

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 292475209

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Class of Security	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Common Stock	111,400	7.6258	08/09/2013
Common Stock	27,850	7.5774	08/15/2013
Common Stock	27,850	7.5745	08/16/2013
Common Stock	41,775	7.5147	08/19/2013
Common Stock	13,925	7.4262	08/20/2013
Common Stock	27,850	7.3686	08/21/2013
Common Stock	13,925	7.3736	08/23/2013
Common Stock	13,925	7.3524	08/26/2013
Common Stock	41,775	7.2466	08/27/2013
Common Stock	13,925	7.2563	08/28/2013
Common Stock	41,775	7.2564	08/29/2013
Common Stock	27,850	7.1346	08/30/2013
Common Stock	13,925	7.1861	08/30/2013
Common Stock	41,850	7.2637	09/03/2013
Common Stock	13,950	7.3304	09/05/2013
Common Stock	13,950	7.2883	09/06/2013
Common Stock	13,950	7.7195	09/12/2013
Common Stock	55,800	7.7202	09/13/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

Common Stock	28,200	7.6258	08/09/2013
Common Stock	7,050	7.5774	08/15/2013
Common Stock	7,050	7.5745	08/16/2013
Common Stock	10,575	7.5147	08/19/2013
Common Stock	3,525	7.4262	08/20/2013
Common Stock	7,050	7.3686	08/21/2013
Common Stock	3,525	7.3736	08/23/2013
Common Stock	3,525	7.3524	08/26/2013
Common Stock	10,575	7.2466	08/27/2013
Common Stock	3,525	7.2563	08/28/2013
Common Stock	10,575	7.2564	08/29/2013
Common Stock	7,050	7.1346	08/30/2013
Common Stock	3,525	7.1861	08/30/2013
Common Stock	10,575	7.2637	09/03/2013
Common Stock	3,525	7.3304	09/05/2013
Common Stock	3,525	7.2883	09/06/2013
Common Stock	3,525	7.7195	09/12/2013
Common Stock	14,100	7.7202	09/13/2013

CUSIP NO. 292475209

STARBOARD VALUE AND OPPORTUNITY C LP

Common Stock	16,800	7.6258	08/09/2013
Common Stock	4,200	7.5774	08/15/2013
Common Stock	4,200	7.5745	08/16/2013
Common Stock	6,300	7.5147	08/19/2013
Common Stock	2,100	7.4262	08/20/2013
Common Stock	4,200	7.3686	08/21/2013
Common Stock	2,100	7.3736	08/23/2013
Common Stock	2,100	7.3524	08/26/2013
Common Stock	6,300	7.2466	08/27/2013
Common Stock	2,100	7.2563	08/28/2013
Common Stock	6,300	7.2564	08/29/2013
Common Stock	4,200	7.1346	08/30/2013
Common Stock	2,100	7.1861	08/30/2013
Common Stock	6,300	7.2637	09/03/2013
Common Stock	2,100	7.3304	09/05/2013
Common Stock	2,100	7.2883	09/06/2013
Common Stock	2,100	7.7195	09/12/2013
Common Stock	8,400	7.7202	09/13/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

Common Stock	43,600	7.6258	08/09/2013
Common Stock	10,900	7.5774	08/15/2013
Common Stock	10,900	7.5745	08/16/2013
Common Stock	16,350	7.5147	08/19/2013
Common Stock	5,450	7.4262	08/20/2013
Common Stock	10,900	7.3686	08/21/2013
Common Stock	5,450	7.3736	08/23/2013
Common Stock	5,450	7.3524	08/26/2013
Common Stock	16,350	7.2466	08/27/2013
Common Stock	5,450	7.2563	08/28/2013
Common Stock	16,350	7.2564	08/29/2013
Common Stock	10,900	7.1346	08/30/2013
Common Stock	5,450	7.1861	08/30/2013
Common Stock	16,275	7.2637	09/03/2013
Common Stock	5,425	7.3304	09/05/2013
Common Stock	5,425	7.2883	09/06/2013
Common Stock	5,425	7.7195	09/12/2013
Common Stock	21,700	7.7202	09/13/2013